Mail Stop 4561

March 3, 2008

Keith A. Jones
Chief Financial Officer
   and Vice President, Finance
PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, CA 95110

>**Re: PDF Solutions, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2006**
>**File No. 000-31311**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief